SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

THE KEYW HOLDING CORPORATION

(Name of Subject Company)

THE KEYW HOLDING CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

493723100

(CUSIP Number of Class of Securities)

William J. Weber

President and Chief Executive Officer

7740 Milestone Parkway, Suite 400

Hanover, MD 21076

(443) 733-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Jonathan F. Wolcott, Esq.	Frederick S. Green, Esq.
Holland & Knight LLP	Weil Gotshal & Manges LLP
1650 Tysons Boulevard, Suite 1700	767 Fifth Avenue
Tysons, VA 22102	New York, NY 10153
(703) 720-8600	(212) 310-8000

☒         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications relating to the proposed acquisition of the KeyW Holding Corporation, a Maryland corporation, (the “Company”) by Atom Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Jacobs Engineering Group Inc., a Delaware corporation (“Parent”), pursuant to the terms of an Agreement and Plan of Merger, dated April 21, 2019, among the Company, Parent and Merger Sub (the “Merger Agreement”).  Pursuant to the Merger Agreement, Merger Sub will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Company common stock for $11.25 per share in cash, without interest. If successful, the Offer will be followed by a merger of Merger Sub with and into the Company (the “Merger”):

(i)        Frequently Asked Questions (FAQs) updated and made available to Company employees on May 9, 2019

(i)  Frequently Asked Questions (FAQs) updated and made available to Company employees on May 9, 2019.

KeyW-Jacobs Transition

Frequently Asked Questions (FAQs)

Updated May 9, 2019

For Internal Use Only

** Please do not distribute this document outside the company. Additional tools to help you communicate the news with customers and partners are available on the intranet. **

Transaction, Transition and Integration

1.              Q: What did KeyW announce?

A: KeyW announced on April 22, 2019 that it entered into a definitive agreement and plan of merger with Jacobs (NYSE: JEC), meaning that KeyW has agreed to be acquired by Jacobs. The transaction is expected to close sometime before August 31, 2019, pending standard regulatory reviews and other conditions to the closing. Until closing, it is business as usual, and the companies will remain separate and independent.

2.              Q: Why did KeyW enter into this agreement with Jacobs?

A: KeyW and Jacobs have a complementary mission and similar visions and values. Each company values its employees and focuses on, among other things, protecting the U.S. and its allies by supporting our customers’ critical missions. KeyW’s and Jacobs’ expertise are in responding quickly to the nation’s toughest problems with customized engineering and technology solutions. Additionally, KeyW’s and Jacobs’ government customer base, contracts and solutions also complement each other. Both companies share goals to expand the footprint in the Intelligence community and leverage key capabilities and technologies in other sectors. Importantly, combining with Jacobs will allow KeyW to target larger opportunities that might have been out of reach at our current scale. Similarly, having the resources of Jacobs will enable us to pursue even tougher problems for our customers. Combining the two companies will set us on a path to achieve our goals faster. This opportunity accelerates KeyW’s growth plan and adds value for customers, employees and shareholders.

3.              Q: Who is Jacobs?

A: Jacobs leads the global professional services sector delivering solutions for a more connected, sustainable world. With $15 billion in fiscal 2018 revenue and a talent force of more than 80,000, Jacobs provides a full spectrum of services including scientific, technical, professional, and construction and program-management for business, industrial, commercial, government and infrastructure sectors. For more information, visit

www.jacobs.com, and connect with Jacobs on LinkedIn, Twitter, Facebook and Instagram.

4.              Q: What does wholly owned subsidiary mean and how does that affect KeyW’s current brand and operations?

A: As a result of the acquisition, KeyW will become a wholly owned subsidiary of Jacobs. This means that KeyW’s common stock will no longer be held by the public or traded on NASDAQ.

Q: What opportunities will KeyW’s acquisition bring to employees and customers?

A: We expect significant benefits for KeyW’s customers and employees alike:

•                  Access to expanded targets and new customers within the Intelligence and Aerospace & Defense Communities

•                  Greater employee mobility to support new customers and contracts in current areas where KeyW does business and in new geographic areas

•                  Complementary capabilities in agile software and solution development, cybersecurity and data analytics that enhance KeyW offerings and will bring additional value and potential work to existing and new customers

•                  New capabilities in advanced emerging technologies focused on machine learning and big data solutions will bring additional value and potential work to new and existing customers

•                  New prime contracts that expand our overall presence in the IC and DoD while providing additional contract vehicles that will leverage existing and new capabilities

5.              Q: How does KeyW fit into Jacobs’ products and services profile?

A: This transaction directly aligns with Jacobs’ Aerospace, Technology and Nuclear (ATN) transformational strategy of delivering innovative and unique, mission-oriented solutions for highly technical and high consequence government priorities, and further positions Jacobs as a leader in high-value Government Services. It allows ATN to expand further its leading portfolio of innovative solutions to its clients. This is a significant step for both companies and unites complementary capabilities, cultures and relationships, and proprietary technology and products to accelerate Jacobs’ profitable growth strategy and enhance our offerings to existing and potential customers.

6.              Q: When will the integration process start?

A: While we have entered into an agreement to be acquired, the process ahead is much the same as agreeing to purchase a home: over the next several weeks we will work through the details required to close the transaction and then move post-close into the integration process. The closing is expected to occur sometime before August 31, 2019, pending regulatory review and approvals and other conditions to closing. During the transaction period, our mission continues, and we will continue to operate as separate businesses, and we will ensure that our customers receive the top-quality service and delivery they expect from us. Until the transaction closes, KeyW and Jacobs are two separate companies, each responsible for serving clients and operating independently.

7.              Q: Can we reach out to Jacobs counterparts to discuss business opportunities?

A: Until we officially close the transaction, we must continue to operate as usual and as separate companies—treating contract, customer and other proprietary information as confidential. Prior to and following the close, you may expect an integration planning team to provide guidance on next steps and activities. Until then, if you have any questions, consult the KeyW Legal Department.

8.              Q: When and how will customers and partners be notified?

A: Outreach activities for each sector are already underway. If you need guidance on handling customer inquiries about the transaction, please reach out to your Division or Functional Leader.

9.              Q: Will the KeyW company name change?

A: There are no changes to the company name at this time, but ultimately, we will assume the Jacobs name.

10.       Q: Will KeyW governance and leadership change?

A: Not before the closing. KeyW’s current board of directors and executive team will remain in place and active during the transaction.

11.       Q: Can we talk about the acquisition outside the company?

A: Yes, the terms of the acquisition are public information. However, any confidential information about each company’s business must continue to be kept confidential.

Employee Benefits, Compensation and Impacts

1.              Q: Will my job be affected?

A: First and foremost, Jacobs is acquiring KeyW because of the great work our people do, so fundamentally a focus will be on retaining our people, so we can continue to do this great work. Prior to closing, KeyW and Jacobs will begin planning for the integration of KeyW into Jacobs, and once the transaction closes (which is expected to occur sometime before August 31, 2019 if standard regulatory reviews and other conditions are met), the integration implementation phase will begin. KeyW and Jacobs have established an Integration Management Office (IMO) that includes KeyW personnel to help plan integration as we move forward. Merging KeyW into Jacobs will necessarily bring changes, but the work we do for customers must go on. IMO planning will include regular communications to the workforce and ensure awareness and information sharing. Visit the KeyW-Jacobs Transition Center for the latest updates and information.

2.              Q: Will the acquisition affect my salary?

A: We also understand that your compensation is very important to you and your family, and KeyW and Jacobs are likewise committed to sharing information with the KeyW workforce on this important topic. Jacobs’ intent is to retain our employees through competitive pay and a competitive benefits package. As part of the agreement, Jacobs has agreed to keep employees’ compensation (base salary + annual bonus) at an amount no less favorable than what the employees receive at KeyW through the one-year anniversary of the close of the transaction. KeyW business or contractual decisions may affect salaries, however, and are not connected with the KeyW acquisition by Jacobs.

3.              Q: Will the acquisition result in changes to our benefits?

A: A fundamental factor of this transaction is Jacobs’ interest in retaining our workforce to continue to deliver the great work we do. To this end, generally speaking, Jacobs has agreed that KeyW’s employee benefits package will remain substantially comparable through the one-year anniversary of the transaction close date. Given Jacobs’ intent to retain our employees, the focus during the integration planning and post-close periods will be on building a competitive benefits package while offering competitive pay. Over time, if the transaction closes, Jacobs and KeyW will integrate into a common benefits platform. As part of integration planning, the KeyW and Jacobs teams will take the time needed to learn about each company’s respective benefits packages and evaluate how those benefits can be harmonized to meet the needs of what will, post-close, be a combined ATN workforce. We know your benefits are very important to you and your family, and KeyW and Jacobs are committed to sharing information with the KeyW workforce on this important topic.

4.              Q: Will my service at KeyW be credited to my service at Jacobs?

A: Generally speaking, Jacobs will credit employees for their service recognized by KeyW for purposes of eligibility, vesting, benefits, continuous service, determination of service awards (if any), vacation/paid time off, and severance entitlements, so long as such credit would not result in a duplication of benefits.

5.              Q: What if my employment is terminated. Will I receive severance?

A: For 12 months following the closing of the transaction, employees will be entitled to receive severance benefits based on the Severance Policy in effect at KeyW (except where an employee has another written agreement that provides for severance pay) or Jacobs’ ATN severance practice if KeyW’s policy is less favorable in the aggregate than Jacobs’ ATN severance practice.

For participants in the KeyW Management Performance Incentive Plan or KeyW Long-Term Incentive Plan.

6.              Q: I am part of the KeyW Management Performance Incentive Plan. Will I still get my annual bonus for 2019, and how will it be calculated?

A: In the event the closing occurs in 2019, and provided it does not result in any duplication of a bonus amount, employees who remain employed through September

30, 2019, as well as employees who are involuntarily terminated (i.e., employees who are laid off, made redundant or whose employment is otherwise involuntarily terminated without cause) on or before September 30, 2019, will be paid a bonus that is equal to the 2019 bonus that the employee would have been entitled to receive at KeyW, based on the employee’s actual performance as determined reasonably and in good faith by Jacobs and prorated to reflect the portion of the 2019 performance period through September 30, 2019 (or termination date in the case of involuntarily terminated employees). This will be paid no later than December 31, 2019.

7.              Q: I currently am part of the KeyW Management Performance Incentive Plan. What will happen to my annual bonus after September 30, 2019?

A: Jacobs has agreed as part of the definitive agreement and plan of merger to keep employees’ compensation (base salary + annual bonus) at an amount no less favorable than what the employees receive at KeyW through the one-year anniversary of the close of the transaction, and that KeyW employee benefits will remain substantially comparable in the aggregate during such similar period.

8.              Q: If I am a current participant in a KeyW long-term incentive plan, will I be able participate in Jacobs’ long-term incentive plan?

A: For one year following the closing of the transaction, employees who currently are participants in the KeyW long term incentive plan will have the opportunity to participate in Jacobs’ long-term incentive plan for Jacobs’ fiscal year 2020 (October 1, 2019 — September 30, 2020).

Incentive Plans and Stock

1.              Q: When will the Employee Stock Purchase Plan (ESPP) end?

A: The plan continues until the ESPP trading period ends and the final purchase made on May 9, 2019. Any carry forward amount left over from the purchase will be returned to you via payroll.

2.              Q: When we close, what happens to any stock I own in the ESPP?

A: At closing, any KeyW stock that you own (including in the ESPP) will convert to cash. You simply take the number of shares you own, multiply that number by $11.25, and, subject to completing and returning any required transaction paperwork you receive in connection with the closing, that’s the cash you will receive at the closing.

3.              Q: What will happen to any equity awards that I currently own?

A: Upon closing, unvested restricted stock units, performance stock units (whether vested or unvested), restricted stock (whether vested or unvested) and long-term incentive shares will terminate and be cancelled in exchange for a cash payment equal to the number of shares underlying those unvested awards, multiplied by $11.25. Performance-based restricted stock will be paid at an assumed 100% target level of achievement. Upon closing, any options you hold will terminate and be cancelled in exchange for a cash payment equal to the number of shares underlying the option, multiplied by $11.25 less the exercise price of the option. Receipt of cash payments will be subject to your completing and returning any required paperwork you receive in connection with the closing.

4.              Q: What is the process for selling my KeyW shares (e.g., KeyW shared acquired through open market purchases, pursuant to the ESPP, and/or following vesting of Restricted Stock Awards and Restricted Stock Units) under the terms of the Jacobs/KeyW acquisition agreement?

A: You will receive an offer from a representative of Jacobs to purchase your shares at $11.25 per share (the “Offer”).  The Offer may come in the mail or through your stockbroker.  In response to the Offer, you may tender your shares for purchase in accordance with instructions in the Offer.  Provided that more than 50% of the stockholders tender their shares for purchase and all of the conditions set forth in the acquisition agreement between Jacobs and KeyW are satisfied, you will be paid cash for your shares within one business day of the closing of the acquisition.

5.              Q: What happens if I don’t tender my shares for purchase?

A: If you don’t tender your shares and more than 50% of the stockholders tender their shares for purchase and all of the conditions set forth in the merger agreement between Jacobs and KeyW are satisfied, your shares will be canceled and you will be paid cash for your shares at $11.25 per share, subject to completing and returning any required transaction paperwork you receive in connection with the closing.

6.              Q: My shares are held in E*TRADE.  What tax forms will I receive for filing taxes?

A: You will receive a Form 1099-B from E*TRADE at the end of the year for tax reporting purposes.  Proceeds from the Offer will be deposited into your E*TRADE account.  E*TRADE will deduct a $38 transaction fee.

7.              Q: Will there be short-term and long-term capital gains taxes on my ESPP shares?

A: Please consult your tax advisor on short term and/or long-term capital gains treatment associated with your ESPP shares.

8.              Q: How will I be paid for any unvested equity awards that I currently own?

A: You will be paid via payroll less any required tax withholdings.

9.              Q: What happens to stock options with an exercise price higher than the offer price of $11.25 per share?

A: Stock options with an exercise price higher than the offer price of $11.25 will be cancelled for no consideration.

10.       Q: I’m not a participant in ESPP. Can I become a participant?

A:  No. Unless you were enrolled in the ESPP on April 1, 2019, you will not be able to participate in the ESPP.

11.       Q: Can my shares be converted to Jacobs stock?

A: No.

12.       Q: May I trade my KeyW stock between now and the closing of the acquisition?

A: So long as we are not in a trading black-out period, and provided that you do not have material non-public information that could impact the value of KeyW stock, employees may trade their KeyW stock as they normally would (to include exercising stock options).  E*TRADE charges a commission fee of $19.99, plus .02 cents per share for each trade. Be mindful of whether you are in the possession of any material non-public information when planning any stock trades. You are responsible for insider trading compliance and personally liable for any violation.

Cautionary Notes on Forward Looking Statements

The matters discussed in this communication may constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, activity levels, performance or achievements to be materially different from any future results, activity levels, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “could”, “expect”, “estimate”, “may”, “potential”, “will”, and “would”, or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. There may be events in the future that we are not able to predict or control accurately, and numerous factors may cause events, our results of operations, financial performance, achievements, or industry performance, to differ materially from those reflected in the forward-looking statements.

In addition to factors previously disclosed in KeyW Holding Corporation’s (“KeyW”) reports filed with securities regulators in the United States and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements and information or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of KeyW and Jacobs (“Jacobs”) to terminate the definitive merger agreement between KeyW and Jacobs; the outcome of any legal proceedings that may be instituted against KeyW, Jacobs or their respective shareholders or directors; the ability to obtain regulatory approvals and meet other conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated or that are material and adverse to KeyW’s business; a delay in closing the merger; business disruptions from the proposed tender offer and merger that will harm KeyW’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the tender offer or merger; certain restrictions during the pendency of the tender offer or merger that may impact KeyW’s ability to pursue certain business opportunities or strategic transactions; the ability of KeyW to retain and hire key personnel; and the business, economic and political conditions in the markets in which KeyW operates. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in KeyW’s most recent report on Form 10-K for the year ended December 31, 2018, and in each case any material updates to these factors contained in any of KeyW’s future filings.

As for the forward-looking statements and information that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this communication. Subsequent events and developments may cause our views to change. While we may elect to update the forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information and Where to Find It

The Offer for the outstanding shares of KeyW referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of KeyW, nor is it a substitute for the tender offer materials that Jacobs and Atom Acquisition Sub, Inc. (“Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the Offer. At the time the Offer is commenced, Jacobs and Purchaser will file tender offer materials on Schedule TO, and KeyW will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. THE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF KEYW COMMON STOCK ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF KEYW COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of KeyW at no expense to them. In addition, KeyW and Jacobs file annual, quarterly and special reports and other information with the SEC.

Investors and security holders may obtain free copies of the tender offer materials and the Solicitation/Recommendation Statement (when available) and other documents filed with the SEC by KeyW or Jacobs through the website maintained by the SEC at http://www.sec.gov, KeyW’s website at keywcorp.com or Jacobs’ website at Jacobs.com. In addition, the documents (when available) may be obtained free of charge by contacting the investor relations department of KeyW or Jacobs.